EXHIBIT 99.1

News Release dated May 7, 2014, Suncor Energy reports employee fatality at its Oil Sands site

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports employee fatality at its Oil Sands site

Fort McMurray, Alberta (May 7, 2014) – Suncor Energy regretfully reports an employee was the victim of a bear attack this afternoon at our Oil Sands base plant approximately 25 kilometres north of Fort McMurray. The employee was pronounced deceased on the scene.

The RCMP along with Alberta Environment and Sustainable Resource Development (AESRD) – Fish and Wildlife Division responded to the scene and the animal was put down.

“We are shocked by this very unusual incident and there are no words to express the tragedy of this situation. Our thoughts and prayers go out to family, friends and co-workers,” said Mark Little, Suncor executive vice president, Upstream. “All of us need to focus on personal safety and I would urge everyone to be extremely vigilant in dealing with wildlife.”

Notification of family is ongoing and the name of the individual will not be released without their consent.

Suncor is working with the appropriate authorities and will complete a full investigation.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com